UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_____

FORM S-8

REGISTRATION STATEMENT
under
THE SECURITIES ACT OF 1933

_____

VIROPRO, INC.

(Exact name of registrant as specified in its charter)

Nevada
(State or other jurisdiction of incorporation or organization)

333-06718
(Commission File No.)

13-3124057
(IRS Employer Identification Number)

8515 Place Devonshire
Suite 207
Montreal, Quebec, Canada H4P 2R2
(Address of principal executive offices)

Serge Beausoleil, President & CEO
Viropro, Inc.
8515 Place Devonshire
Suite 207
Montreal, Quebec, Canada H4P 2R2
(Name and address of agent for service)

514-731-8776
(Telephone number, including area code of agent for service)

Fiscal 2008 Nonstatutory Stock Option Plan
(Full title of the Plan)

_____

Copy to:
Roger A. Kimmel, Jr.
144 Barrington Town Square
Aurora, Ohio 44202

CALCULATION OF REGISTRATION FEE

Title of securities to be registered	Amount to be registered	Proposed maximum offering price per share[1]	Proposed maximum aggregate offering price[1]	Amount of registration fee
Common Stock $0.001 par value	4,500,000	$0.10	$450,000	$17.68

[1]Calculated pursuant to Rule 457(c) of the Securities Act of 1933, as amended, as permitted by Rule 457(h)(1) of the Securities Act of 1933, as amended, established at a premium on the closing price for the Company's common shares as reported by the Electronic Bulletin Board on March 27th , 2008.

The documents containing the information specified in this Part I will be sent or given to participants in the Fiscal 2008 Nonstatutory Stock Option Plan (the "Plan) as specified by Rule 428(b)(1). Pursuant to the instructions for Form S-8, such documents need not be filed with the Commission either as part of the Registration Statement or as prospectuses or prospectus supplements pursuant to Rule 424. These documents and the documents incorporated by reference in this Registration Statement pursuant to Item 3 of Part II of this Registration Statement, taken together, constitute a prospectus that meets the requirements of Section 10(a) of the Securities Act of 1933, as amended. See Rule 428(a)(1).

PART II
INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

Item 3. <u>Incorporation of Documents by Reference</u>

The documents listed in (a) and (b) below have been filed by the Registrant, Viropro Inc., a Nevada corporation (the "Company"), with the Securities and Exchange Commission (the "Commission") and are incorporated by reference in this Registration Statement. All documents subsequently filed by the Registrant pursuant to Section 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), prior to the filing of a post-effective amendment which indicates that all securities offered have been sold or which deregisters all securities then remaining unsold shall be deemed to be incorporated by reference in this Registration Statement and to be part thereof from the date of filing of such documents.

(a) Quarterly Reports on Form 10-QSB for the period through and including November 30, 2008 and Annual Reports on Form 10-KSB for the periods through and including November 30, 2008, being all such reports required. The above referenced reports, which were previously filed with the Commission, are incorporated herein by reference.

(b) All other reports filed pursuant to Section 13 or 15(d) of the Exchange Act since the end of the fiscal year covered by the Registrant's Form 10-KSB for the period ended November 30, 2008.

The above referenced reports, which were previously filed with the Commission, are incorporated herein by reference.

Item 4: <u>Description of Securities</u>

Not Applicable

Item 5: <u>Interests of Named Experts and Counsel.</u>

None

Item 6: <u>Indemnification of Directors and Officers.</u>

Section 78.7502 of the Nevada Revised Statutes provides:

Discretionary and mandatory indemnification of officers, directors, employees and agents: General provisions.

1. A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation, by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action, suit or proceeding if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent, does not,

of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and that, with respect to any criminal action or proceeding, he had reasonable cause to believe that his conduct was unlawful.

2. A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses, including amounts paid in settlement and attorneys' fees actually and reasonably incurred by him in connection with the defense or settlement of the action or suit if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation. Indemnification may not be made for any claim, issue or matter as to which such a person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction determines upon application that in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

3. To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections 1 and 2, or in defense of any claim, issue or matter therein, the corporation shall indemnify him against expenses, including attorneys' fees, actually and reasonably incurred by him in connection with the defense.

Item 7. Exemption From Registration Claimed.

Not Applicable

Item 8: Exhibits.

The following documents are filed as Exhibits to this Registration Statement:

4.1 -- Fiscal 2008 Nonstatutory Stock Option Plan

5 -- Opinion of Roger A. Kimmel, Jr. as to the authorization and issuance of the shares being registered.

23.1 -- Consent of Roger A. Kimmel, Jr. (included in Exhibit 5)

23.2 -- Consent of De Joya Griffith & Company, LLC, Certified Public Accountants

Item 9: Undertakings.

The undersigned registrant hereby undertakes:

(a) to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(b) that, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

(c) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8, and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Montreal, Quebec, Canada, on May 2, 2008.

VIROPRO INC.

By: /s/ Serge Beausoleil
Serge Beausoleil, President & CEO

EXHIBIT 4.1

VIROPRO, INC.
FISCAL 2008 NONSTATUTORY STOCK OPTION PLAN

1.   **Establishment, Purpose and Term of Plan.**

     1.1   **Establishment.** The Viropro, Inc. Fiscal 2008 Nonstatutory Stock Option Plan (the "**Plan**") is hereby established effective as of March 28th, 2008.

     1.2   **Purpose.** The purpose of this Nonstatutory Stock Option Plan (the "Plan") is to advance the interests of the Participating Company (the "Company") and its stockholders by providing deferred stock incentives in addition to current compensation to certain key executives, certain directors and key employees and consultants of the Company and of its subsidiaries who contribute significantly to the long-term performance and growth of the Company and such subsidiaries. As used in this Plan, subsidiary includes parent of the Company and any subsidiary of the Company within the meaning of Sections 425(e) and (f) of the Internal Revenue Code of 1986, as amended ("Code"), respectively.

     1.3   **Term of Plan.** The Plan shall continue in effect until the earlier of its termination by the Board or the date on which all of the shares of Stock available for issuance under the Plan have been issued and all restrictions on such shares under the terms of the Plan and the agreements evidencing Options granted under the Plan have lapsed. However, all Options shall be granted, if at all, within five (5) years from the date the Plan is adopted by the Board of the Company.

2.   **Definitions and Construction.**

     2.1   **Definitions.** Whenever used herein, the following terms shall have their respective meanings set forth below:

     (a)   ***"Board"*** means the Board of Directors of the Company. If one or more Committees have been appointed by the Board to administer the Plan, ***"Board"*** also means such Committee(s).

     (b)   ***"Cause"*** means Optionee's service is terminated because (i) Optionee is convicted of or pleads *nolo contendere* to, a felony or a crime involving moral turpitude; (ii) Optionee is engaged in personal dishonesty, incompetence, willful misconduct, willful violation of any law, rule, or regulation (other than minor traffic violations or similar offenses), or breach of fiduciary responsibilities which involves personal profit; (iii) Optionee's material mismanagement in the conduct of the duties assigned to him by the Company; (iv) Optionee's willful or intentional failure to execute or comply with the policies of the Company or his stated duties as established by the Company; or (v) Optionee's illegal use of drugs. A determination of Cause shall be made in good faith by the Board, and such determination shall be conclusive. This definition shall also include, to the extent not covered above, such term as defined in any employment agreement between the Company and an Optionee.

(c)   ***"Code"*** means the Internal Revenue Code of 1986, as amended, and any applicable regulations promulgated thereunder.

(d)   ***"Committee"*** means the Compensation Committee or other committee of the Board duly appointed to administer the Plan and having such powers as shall be specified by the Board. Unless the powers of the Committee have been specifically limited, the Committee shall have all of the powers of the Board granted herein, including, without limitation, the power to amend or terminate the Plan at any time, subject to the terms of the Plan and any applicable limitations imposed by law.

(e)   ***"Company"*** means **Viropro, Inc.**, a Nevada corporation, or any successor corporation thereto.

(f)   ***"Consultant"*** means a person engaged to provide consulting or advisory services (other than as an Employee or a Director) to a Participating Company, provided that the identity of such person, the nature of such services or the entity to which such services are provided would not preclude the Company from offering or selling securities to such person pursuant to the Plan on a Form S-8 Registration Statement under the Securities Act.

(g)   ***"Director"*** means a member of the Board or of the Board of Directors of any other Participating Company.

(h)   ***"Disability"*** means the permanent and total disability of the Optionee within the meaning of Section 22(e)(3) of the Code.

(i)   ***"Employee"*** means any person treated as an employee (including an officer or a Director who is also treated as an employee) in the records of a Participating Company.

(j)   ***"Exchange Act"*** means the Securities Exchange Act of 1934, as amended.

(j)   ***"Fair Market Value"*** means, as of any date, the value of a share of Stock or other property as determined by the Board, in its discretion, or by the Company, in its discretion, if such determination is expressly allocated to the Company herein, subject to the following:

(i)   If, on such date, the Stock is listed on a national or regional securities exchange or market system, the Fair Market Value of a share of Stock shall be the closing price of a share of Stock (or the mean of the closing bid and asked prices of a share of Stock if the Stock is so quoted instead) as quoted on the Nasdaq National Market, The Nasdaq SmallCap Market or such other national or regional securities exchange or market system constituting the primary market for the Stock, as reported in The Wall Street Journal or such other source as the Company deems reliable. If the relevant date does not fall on a day on which the Stock has traded on such securities exchange or market system, the date on which the Fair

Market Value shall be established shall be the last day on which the Stock was so traded prior to the relevant date, or such other appropriate day as shall be determined by the Board, in its discretion.

(ii)   If, on such date, the Stock is not listed on a national or regional securities exchange or market system, the Fair Market Value of a share of Stock shall be as determined by the Board in good faith without regard to any restriction other than a restriction which, by its terms, will never lapse.

(l)   *"Insider"* means an officer or a Director of the Company or any other person whose transactions in Stock are subject to Section 16 of the Exchange Act.

(m)   *"Nonstatutory Stock Option"* means an Option not intended to be (as set forth in the Option Agreement) or which does not qualify as an Incentive Stock Option.

(n)   *"Option"* means a right to purchase Stock (subject to adjustment as provided in Section 4.2) pursuant to the terms and conditions of the Plan. An Option shall be a Nonstatutory Stock Option.

(o)   *"Option Agreement"* means a written agreement between the Company and an Optionee setting forth the terms, conditions and restrictions of the Option granted to the Optionee and any shares acquired upon the exercise thereof. An Option Agreement may consist of a form of "Notice of Grant of Stock Option" and a form of "Stock Option Agreement" incorporated therein by reference, or such other form or forms as the Board may approve from time to time.

(p)   *"Optionee"* means a person who has been granted one or more Options.

(q)   *"Parent Corporation"* means any present or future "parent corporation" of the Company, as defined in Section 424(e) of the Code.

(r)   *"Participating Company"* means the Company or any Parent Corporation or Subsidiary Corporation.

(s)   *"Participating Company Group"* means, at any point in time, all corporations collectively which are then Participating Companies.

(t)   *"Rule 16b-3"* means Rule 16b-3 under the Exchange Act, as amended from time to time, or any successor rule or regulation.

(u)   *"Securities Act"* means the Securities Act of 1933, as amended.

(v)   *"Service"* means an Optionee's employment or service with the Participating Company Group, whether in the capacity of an Employee, a Director or a Consultant. An Optionee's Service shall not be deemed to have terminated merely because of a change in the capacity in which the Optionee renders Service to the Participating Company Group or a change in the Participating Company for which the Optionee renders such Service, provided that there is no interruption or termination of the Optionee's Service. Furthermore, an Optionee's Service with the Participating Company Group shall not be deemed to have terminated if the Optionee takes any military leave, sick leave, or other bona fide leave of absence approved by the Company; provided, however, that if any such leave exceeds ninety (90) days, on the ninety-first (91st) day of such leave the Optionee's Service shall be deemed to have terminated unless the Optionee's right to return to Service with the Participating Company Group is guaranteed by statute or contract. Notwithstanding the foregoing, unless otherwise designated by the Company or required by law, a leave of absence shall not be treated as Service for purposes of determining vesting under the Optionee's Option Agreement. The Optionee's Service shall be deemed to have terminated either upon an actual termination of Service or upon the corporation for which the Optionee performs Service ceasing to be a Participating Company. Subject to the foregoing, the Company, in its discretion, shall determine whether the Optionee's Service has terminated and the effective date of such termination.

(w) *"Stock"* means the common stock of the Company, as adjusted from time to time in accordance with Section 4.2.

(x) *"Subsidiary Corporation"* means any present or future "subsidiary corporation" of the Company, as defined in Section 424(f) of the Code.

2.2 **Construction.** Captions and titles contained herein are for convenience only and shall not affect the meaning or interpretation of any provision of the Plan. Except when otherwise indicated by the context, the singular shall include the plural and the plural shall include the singular. Use of the term "or" is not intended to be exclusive, unless the context clearly requires otherwise.

3. **Administration.**
    3.1 **Administration by the Board.** The Plan shall be administered by the Board. All questions of interpretation of the Plan or of any Option shall be determined by the Board, and such determinations shall be final and binding upon all persons having an interest in the Plan or such Option.
    3.2 **Authority of Officers.** Any officer of a Participating Company shall have the authority to act on behalf of the Company with respect to any matter, right, obligation, determination or election which is the responsibility of or which is allocated to the Company herein, provided the officer has apparent authority with respect to such matter, right, obligation, determination or election.
    3.3 **Powers of the Board.** In addition to any other powers set forth in the Plan and subject to the provisions of the Plan, the Board shall have the full and final power and authority, in its discretion:
        (a) to determine the persons to whom, and the time or times at which, Options shall be granted and the number of shares of Stock to be subject to each Option;
        (b) to determine the Fair Market Value of shares of Stock or other property;
        (c) to determine the terms, conditions and restrictions applicable to each Option (which need not be identical) and any shares acquired upon the exercise thereof, including, without limitation, (i) the exercise price of the Option, (ii) the method of payment for shares purchased upon the exercise of the Option, (iii) the method for satisfaction of any tax

4

withholding obligation arising in connection with the Option or such shares, including by the withholding or delivery of shares of stock, (iv) the timing, terms and conditions of the exercisability of the Option or the vesting of any shares acquired upon the exercise thereof, (v) the time of the expiration of the Option, (vi) the effect of the Optionee's termination of Service with the Participating Company Group on any of the foregoing, and (vii) all other terms, conditions and restrictions applicable to the Option or such shares not inconsistent with the terms of the Plan;

    (d) to approve one or more forms of Option Agreement;

    (e) to amend, modify, extend, cancel or renew any Option or to waive any restrictions or conditions applicable to any Option or any shares acquired upon the exercise thereof;

    (f) to accelerate, continue, extend or defer the exercisability of any Option or the vesting of any shares acquired upon the exercise thereof, including with respect to the period following an Optionee's termination of Service with the Participating Company Group;

    (g) to prescribe, amend or rescind rules, guidelines and policies relating to the Plan, or to adopt supplements to, or alternative versions of, the Plan, including, without limitation, as the Board deems necessary or desirable to comply with the laws of, or to accommodate the tax policy or custom of, foreign jurisdictions whose citizens may be granted Options; and

    (h) to correct any defect, supply any omission or reconcile any inconsistency in the Plan or any Option Agreement and to make all other determinations and take such other actions with respect to the Plan or any Option as the Board may deem advisable to the extent not inconsistent with the provisions of the Plan or applicable law.

    3.4 **Administration with Respect to Insiders.** With respect to participation by Insiders in the Plan, at any time that any class of equity security of the Company is registered pursuant to Section 12 of the Exchange Act, the Plan shall be administered in compliance with the requirements, if any, of Rule 16b-3.

4. **Shares Subject to Plan.**

    4.1 **Maximum Number of Shares Issuable.** Subject to adjustment as provided in Section 4.2, the maximum aggregate number of shares of Stock that may be issued under the Plan shall be four million five hundred thousand common shares (4,500,000) and shall consist of authorized but unissued or reacquired shares of Stock or any combination thereof. If an outstanding Option for any reason expires or is terminated or canceled or if shares of Stock are acquired upon the exercise of an Option subject to a Company repurchase option and are repurchased by the Company at the Optionee's exercise price, the shares of Stock allocable to the unexercised portion of such Option or such repurchased shares of Stock shall again be available for issuance under the Plan.

    4.2 **Adjustments for Changes in Capital Structure.** In the event of any stock dividend, stock split, reverse stock split, recapitalization, combination, reclassification or similar change in the capital structure of the Company, appropriate adjustments shall be made in the number and class of shares subject to the Plan and to any outstanding Options and in the exercise price per share of any outstanding Options. If a majority of the shares which are of the same class as the shares that are subject to outstanding Options are exchanged for, converted into, or otherwise become (whether or not pursuant to an Ownership Change Event, as defined in

Section 8.1) shares of another corporation (the "New Shares"), the Board may unilaterally amend the outstanding Options to provide that such Options are exercisable for New Shares. In the event of any such amendment, the number of shares subject to, and the exercise price per share of, the outstanding Options shall be adjusted in a fair and equitable manner as determined by the Board, in its discretion. Notwithstanding the foregoing, any fractional share resulting from an adjustment pursuant to this Section 4.2 shall be rounded down to the nearest whole number, and in no event may the exercise price of any Option be decreased to an amount less than the par value, if any, of the stock subject to the Option. The adjustments determined by the Board pursuant to this Section 4.2 shall be final, binding and conclusive.

5. **Eligibility and Option Limitations.**

5.1 **Persons Eligible for Options.** Options may be granted only to Employees, Consultants, and Directors. For purposes of the foregoing sentence, "Employees," "Consultants" and "Directors" shall include prospective Employees, prospective Consultants and prospective Directors to whom Options are granted in connection with written offers of an employment or other service relationship with the Participating Company Group. Eligible persons may be granted more than one (1) Option.

5.2 **Option Grant Restrictions.** Any person who is an Employee on the effective date of the grant of an Option to such person may be granted only a Nonstatutory Stock Option under the Plan. A Nonstatutory Stock Option granted to a prospective Employee upon the condition that such person become an Employee shall be deemed granted effective on the date such person commences Service with a Participating Company, with an exercise price determined as of such date in accordance with Section 6.1.

6. **Terms and Conditions of Options.**

Options shall be evidenced by Option Agreements specifying the number of shares of Stock covered thereby, in such form as the Board shall from time to time establish. No Option or purported Option shall be a valid and binding obligation of the Company unless evidenced by a fully executed Option Agreement. Option Agreements may incorporate all or any of the terms of the Plan by reference and shall comply with and be subject to the following terms and conditions:

6.1 **Exercise Price.** The exercise price for each Option shall be established in the discretion of the Board; provided, however, that the exercise price per share for an Option shall be not less than the Fair Market Value of a share of Stock on the effective date of grant of the Option.

6.2 **Exercisability and Term of Options**. Options shall be exercisable at such time or times, or upon such event or events, and subject to such terms, conditions, performance criteria and restrictions as shall be determined by the Board and set forth in the Option Agreement evidencing such Option; provided, however, that (a) no Option shall be exercisable after the expiration of five (5) years after the effective date of grant of such Option, and (b) no Option granted to a prospective Employee, prospective Consultant or prospective Director may become exercisable prior to the date on which such person commences Service with a Participating Company. Subject to the foregoing, unless otherwise specified by the Board in the grant of an Option, any Option granted hereunder shall terminate five (5) years after the effective date of grant of the Option, unless earlier terminated in accordance with its provisions. It is the Optionee's sole responsibility to manage its options as per Plan and to decide, within the exercisable period, if he will decide to exercise and the moment he will exercise the said options.

6.3 **Payment of Exercise Price.**

(a) *Forms of Consideration Authorized.* Payment of the exercise price for the number of shares of Stock being purchased pursuant to any Option shall be made (i) in cash, by check or cash equivalent, (ii), subject to the restrictions of Section 6.3(b)(ii), by tender to the Company, or attestation to the ownership, of shares of Stock owned by the Optionee having a Fair Market Value (as determined by the Company without regard to any restrictions on transferability applicable to such stock by reason of federal or state securities laws or agreements with an underwriter for the Company) not less than the exercise price, (iii) by delivery of a properly executed notice together with irrevocable instructions to a broker providing for the assignment to the Company of the proceeds of a sale or loan with respect to some or all of the shares being acquired upon the exercise of the Option (including, without limitation, through an exercise complying with the provisions of Regulation T as promulgated from time to time by the Board of Governors of the Federal Reserve System), provided that the broker remits to the Company the exercise price of the Option not later than two days from the date of exercise of the Option (a "Cashless Exercise"), (iv) provided that the Optionee is an Employee and in the Company's sole discretion at the time the Option is exercised, by delivery of the Optionee's promissory note in a form approved by the Company for the aggregate exercise price, (v) by such other consideration as may be approved by the Board from time to time to the extent permitted by applicable law, or (vi) by any combination thereof. The Board may at any time or from time to time, by approval of or by amendment to the standard forms of Option Agreement described in Section 7, or by other means, grant Options which do not permit all of the foregoing forms of consideration to be used in payment of the exercise price or which otherwise restrict one or more forms of consideration.

(b) *Limitations on Forms of Consideration.*

(i) **Tender of Stock.** Notwithstanding the foregoing, an Option may not be exercised by tender to the Company, or attestation to the ownership, of shares of Stock to the extent such tender or attestation would constitute a violation of the provisions of any law, regulation or agreement restricting the redemption of the Company's stock. Unless otherwise provided by the Board, an Option may not be exercised by tender to the Company, or attestation to the ownership, of shares of Stock unless such shares either have been owned by the Optionee for more than six (6) months or were not acquired, directly or indirectly, from the Company.

(ii) **Cashless Exercise.** The Company reserves, at any and all times, the right, in the Company's sole and absolute discretion, to establish, decline to approve or terminate any program or procedures for the exercise of Options by means of a Cashless Exercise.

(iii)   **Payment by Promissory Note.** No promissory note shall be permitted if the exercise of an Option using a promissory note would be a violation of any law. Any permitted promissory note shall be on such terms as the Board shall determine at the time the Option is granted. The Board shall have the authority to permit or require the Optionee to secure any promissory note used to exercise an Option with the shares of Stock acquired upon the exercise of the Option or with other collateral acceptable to the Company. Unless otherwise provided by the Board, if the Company at any time is subject to the regulations promulgated by the Board of Governors of the Federal Reserve System or any other governmental entity affecting the extension of credit in connection with the Company's securities, any promissory note shall comply with such applicable regulations, and the Optionee shall pay the unpaid principal and accrued interest, if any, to the extent necessary to comply with such applicable regulations.

6.4   **Tax Withholding.**   The Company shall have the right, but not the obligation, to deduct from the shares of Stock issuable upon the exercise of an Option, or to accept from the Optionee the tender of, a number of whole shares of Stock having a Fair Market Value, as determined by the Company, equal to all or any part of the federal, state, local and foreign taxes, if any, required by law to be withheld by the Participating Company Group with respect to such Option or the shares acquired upon the exercise thereof. Alternatively or in addition, in its discretion, the Company shall have the right to require the Optionee, through payroll withholding, cash payment or otherwise, including by means of a Cashless Exercise, to make adequate provision for any such tax withholding obligations of the Participating Company Group arising in connection with the Option or the shares acquired upon the exercise thereof. The Fair Market Value of any shares of Stock withheld or tendered to satisfy any such tax withholding obligations shall not exceed the amount determined by the applicable minimum statutory withholding rates. The Company shall have no obligation to deliver shares of Stock or to release shares of Stock from an escrow established pursuant to the Option Agreement until the Participating Company Group's tax withholding obligations have been satisfied by the Optionee.

6.5   **Repurchase Rights.** Shares issued under the Plan may be subject to a right of first refusal, one or more repurchase options, or other conditions and restrictions as determined by the Board in its discretion at the time the Option is granted. The Company shall have the right to assign at any time any repurchase right it may have, whether or not such right is then exercisable, to one or more persons as may be selected by the Company. Upon request by the Company, each Optionee shall execute any agreement evidencing such transfer restrictions prior to the receipt of shares of Stock hereunder and shall promptly present to the Company any and all certificates representing shares of Stock acquired hereunder for the placement on such certificates of appropriate legends evidencing any such transfer restrictions.

6.6   **Effect of Termination of Service.**

(a)   *Option Exercisability.* Subject to earlier termination of the Option as otherwise provided herein and unless otherwise provided by the Board in the grant of an Option and set forth in the Option Agreement, an Option shall be exercisable after an Optionee's termination of Service only during the applicable time period determined in accordance with this Section 6.6 and thereafter shall terminate:

(i)   ***Disability.*** If the Optionee's Service with the Participating Company Group terminates because of the Disability of the Optionee, the Option, to the extent unexercised and exercisable on the date on which the Optionee's Service terminated, may be exercised by the Optionee (or the Optionee's guardian or legal representative) at any time prior to the expiration of twelve (12) months (or such other period of time as determined by the Board, in its discretion) after the date on which the Optionee's Service terminated, but in any event no later than the date of expiration of the Option's term as set forth in the Option Agreement evidencing such Option (the "Option Expiration Date").

(ii)   ***Death.*** If the Optionee's Service with the Participating Company Group terminates because of the death of the Optionee, the Option, to the extent unexercised and exercisable on the date on which the Optionee's Service terminated, may be exercised by the Optionee's legal representative or other person who acquired the right to exercise the Option by reason of the Optionee's death at any time prior to the expiration of twelve (12) months (or such other period of time as determined by the Board, in its discretion) after the date on which the Optionee's Service terminated, but in any event no later than the Option Expiration Date. The Optionee's Service shall be deemed to have terminated on account of death if the Optionee dies within three (3) months (or such other period of time as determined by the Board, in its discretion) after the Optionee's termination of Service.

(iii)   **Termination of Service Without Cause.** If the Optionee's Service with the Participating Company Group terminates for any reason, except Disability, death, or termination for cause the Option, to the extent unexercised and exercisable by the Optionee on the date on which the Optionee's Service terminated, may be exercised by the Optionee at any time prior to the expiration of three (3) months (or such other period of time as determined by the Board, in its discretion) after the date on which the Optionee's Service terminated, but in any event no later than the Option Expiration Date.

(iv)   **Termination of Service For Cause.** If the Optionee's Service with the Participating Company Group terminates for cause the Option, to the extent unexercised and exercisable by the Optionee on the date on which the Optionee's Service terminated shall be void and of no force or effect.

(b)   ***Extension if Exercise Prevented by Law.*** Notwithstanding the foregoing, if the exercise of an Option within the applicable time periods set forth in Section 6.6(a) is prevented by the provisions of Section 10 below, the Option shall remain exercisable until three (3) months (or such longer period of time as determined by the Board, in its discretion) after the date the Optionee is notified by the Company that the Option is exercisable, but in any event no later than the Option Expiration Date.

(c)   ***Extension if Optionee Subject to Section 16(b).*** Notwithstanding the foregoing, if a sale within the applicable time periods set forth in Section 6.6(a) of shares acquired upon the exercise of the Option would subject the Optionee to suit under Section 16(b) of the Exchange Act, the Option may as determined in the sole discretion of the Board remain exercisable until the earliest to occur of (i) the tenth (10th) day following the date on which a sale of such shares by the Optionee would no longer be subject to such suit, (ii) the one hundred and ninetieth (190th) day after the Optionee's termination of Service, or (iii) the Option Expiration Date.

6.7 **Transferability of Options.** During the lifetime of the Optionee, an Option shall be exercisable only by the Optionee or the Optionee's guardian or legal representative. No Option shall be assignable or transferable by the Optionee, except by will or by the laws of descent and distribution. Notwithstanding the foregoing, to the extent permitted by the Board, in its discretion, a Nonstatutory Stock Option shall be assignable or transferable subject to the applicable limitations, if any, described in Rule 701 under the Securities Act, and the General Instructions to Form S-8 Registration Statement under the Securities Act.

7. **Standard Forms of Option Agreement.**

7.1 **Option Agreement.** Unless otherwise provided by the Board at the time the Option is granted, an Option shall comply with and be subject to the terms and conditions set forth in the form of Option Agreement approved by the Board concurrently with its adoption of the Plan and as amended from time to time.

7.2 **Authority to Vary Terms.** The Board shall have the authority from time to time to vary the terms of any standard form of Option Agreement described in this Section 7 either in connection with the grant or amendment of an individual Option or in connection with the authorization of a new standard form or forms; provided, however, that the terms and conditions of any such new, revised or amended standard form or forms of Option Agreement are not inconsistent with the terms of the Plan.

8. **Change in Control.**

8.1 **Definitions.**

(a) An *"Ownership Change Event"* shall be deemed to have occurred if any of the following occurs with respect to the Company: (i) the direct or indirect sale or exchange in a single or series of related transactions by the stockholders of the Company of more than fifty percent (50%) of the voting stock of the Company; (ii) a merger or consolidation in which the Company is a party; (iii) the sale, exchange, or transfer of all or substantially all of the assets of the Company; or (iv) a liquidation or dissolution of the Company.

(b) A *"Change in Control"* shall mean an Ownership Change Event or a series of related Ownership Change Events (collectively, a *"Transaction"*) wherein the stockholders of the Company immediately before the Transaction do not retain immediately after the Transaction, in substantially the same proportions as their ownership of shares of the Company's voting stock immediately before the Transaction, direct or indirect beneficial ownership of more than fifty percent (50%) of the total combined voting power of the outstanding voting stock of the Company or the corporation or corporations to which the assets of the Company were transferred (the *"Transferee Corporation(s)"*), as the case may be. For purposes of the preceding sentence, indirect beneficial ownership shall include, without limitation, an interest resulting from ownership of the voting stock of one or more corporations which, as a result of the Transaction, own the Company or the Transferee Corporation(s), as the case may be, either directly or through one or more subsidiary corporations. The Board shall have the right to determine whether multiple sales or exchanges of the voting stock of the Company or multiple Ownership Change Events are related, and its determination shall be final, binding and conclusive.

8.2   **Effect of Change in Control on Options.** In the event of a Change in Control, the surviving, continuing, successor, or purchasing corporation or parent corporation thereof, as the case may be (the *"Acquiring Corporation"*), may either assume the Company's rights and obligations under outstanding Options or substitute for outstanding Options substantially equivalent options for the Acquiring Corporation's stock.

.

9.   **Compliance with Securities Law.**

The grant of Options and the issuance of shares of Stock upon exercise of Options shall be subject to compliance with all applicable requirements of federal, state and foreign law with respect to such securities. Options may not be exercised if the issuance of shares of Stock upon exercise would constitute a violation of any applicable federal, state or foreign securities laws or other law or regulations or the requirements of any stock exchange or market system upon which the Stock may then be listed. In addition, no Option may be exercised unless (a) a registration statement under the Securities Act shall at the time of exercise of the Option be in effect with respect to the shares issuable upon exercise of the Option or (b) in the opinion of legal counsel to the Company, the shares issuable upon exercise of the Option may be issued in accordance with the terms of an applicable exemption from the registration requirements of the Securities Act. The inability of the Company to obtain from any regulatory body having jurisdiction the authority, if any, deemed by the Company's legal counsel to be necessary to the lawful issuance and sale of any shares hereunder shall relieve the Company of any liability in respect of the failure to issue or sell such shares as to which such requisite authority shall not have been obtained. As a condition to the exercise of any Option, the Company may require the Optionee to satisfy any qualifications that may be necessary or appropriate, to evidence compliance with any applicable law or regulation and to make any representation or warranty with respect thereto as may be requested by the Company.

10.   **Termination or Amendment of Plan.**

The Board may terminate or amend the Plan at any time. No termination or amendment of the Plan shall affect any then outstanding Option unless expressly provided by the Board. In any event, no termination or amendment of the Plan may adversely affect any then outstanding Option without the consent of the Optionee.

PLAN HISTORY

March 28th, 2008   Board adopts Plan, with an initial reserve of 4,500,000 shares.

EXHIBITS 5 & 23.1

Roger A. Kimmel, Jr.*

May 2, 2008

DELIVERED VIA FACSIMILE: (514) 739-7000

Viropro Inc.
8515 Place Devonshire
Suite 207
Montreal, Quebec, Canada H4P 2R2

Re: VIROPRO, Inc. Registration Statement on Form S-8

To the Board of Directors:

We have acted as counsel for Viropro Inc., a Nevada corporation (the "Company"), in connection with the preparation of a Registration Statement on Form S-8 (the "Registration Statement") to be filed with the Securities and Exchange Commission relating to an aggregate of 4,500,000 shares of common stock, par value $0.001 per share (the «Shares») issuable by the Company pursuant to Viropro, Inc. Fiscal 2008 Nonstatutory Stock Option Plan (the «Plan»).

As such counsel, we have reviewed the Plan. We have also examined and relied upon such records, documents, certificates and other instruments as in our judgment are necessary or appropriate to form the basis of the opinions hereinafter set forth. In all such examinations, we have assumed the genuineness of signatures on original documents and the conformity to such original documents of all copies submitted to us as certified, conformed or photographic copies, and as to certificates of public officials, we have assumed the same to have been properly given and to be accurate.

The opinions expressed herein are limited in all respects to the Nevada General Corporation Law and no opinion is expressed with respect to the laws of any other jurisdiction or any effect which such laws may have on the opinions expressed herein. This opinion is limited to the matters stated herein, and no opinion is implied or may be inferred beyond the matters expressly stated herein.

Based upon the foregoing we are of the opinion that (i) the Shares are duly authorized; and (ii) upon the issuance of the Shares, in accordance with the terms of the Plan, the Shares will be validly issued, fully paid and nonassessable.

This opinion is given as of the date hereof, and we assume no obligation to advise you after the date hereof of facts or circumstances that come to our attention or changes in law that occur which could affect the opinions contained herein. This letter is being rendered solely for the benefit of the

Company in connection with the matters addressed herein. This opinion may not be furnished or relied upon by any person or entity for any purpose without prior written consent.

We consent to the filing of this opinion as Exhibit 5.1 to the Registration Statement.

Yours very truly,

/s/ Roger A. Kimmel, Jr.
ROGER A. KIMMEL, JR.

*Licensed in Ohio



Exhibit 23.2

De Joya Griffith & Company, LLC
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Viropro, Inc. and subsidiaries
Montreal, Quebec, Canada

We hereby consent to the incorporation by reference in this Registration Statement of Viropro, Inc. and subsidiaires on Form S-8, of our report dated March 7, 2008, (which includes an emphasis paragraph relating to an uncertainty as to the Company's ability to continue as a going concern), included in and incorporated by reference in the Annual Report on Form 10-KSB of Viropro, Inc. and subsidiaries for the year ended November 30, 2007 and to all references to our firm included in this Registration Statement.

De Joya Griffith & Company, LLC
Henderson, Nevada
May 2, 2008

2580 Anthem Village Dr., Henderson, NV 89052
Telephone (702) 563-1600 ● Facsimile (702) 920-8049

Member Firm with
Russell Bedford International